UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number 001-14141
L-3 COMMUNICATIONS
MASTER SAVINGS PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
L-3 COMMUNICATIONS HOLDINGS, INC.
600 Third Ave
New York, NY 10016
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010	4

Notes to Financial Statements	5-14

Supplemental Schedule:

Schedule H, line 4i* — Schedule of Assets (Held at End of Year)	15
EX-23

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan’’) filed with the Department of Labor for the plan year ended December 31, 2010.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
the L-3 Communications Master Savings Plan:
     In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the L-3 Communications Master Savings Plan (the “Plan’’) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
June 21, 2011

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009
(in thousands)

	2010	2009
Assets:
Investment in Master Trust, at fair value	$3,469,666	$3,169,200
Receivables:
Employer contribution	20,019	17,592
Participant contributions	6,642	7,231
Notes receivable from participants	78,684	69,903

Total receivables	105,345	94,726

Total assets	3,575,011	3,263,926
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(6,092)	7,614

Net assets available for benefits	$3,568,919	$3,271,540

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
(in thousands)

Additions:
Contributions:
Employer	$148,541
Participant	283,766
Rollover	20,782

Total contributions	453,089
Plan interest in the Master Trust net investment income	150,069
Interest income on notes receivable from participants	4,006

Total additions	607,164
Deductions:
Benefit payments	341,107
Administrative expenses	901

Total deductions	342,008

Net increase prior to plan mergers	265,156
Transfers in from other plans (Note 1)	32,223

Net increase	297,379
Net assets available for benefits, beginning of period	3,271,540

Net assets available for benefits, end of period	$3,568,919

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Plan Description
General
     The following description of the L-3 Communications Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (“Plan Administrator”) appointed by L-3 Communications Corporation (the “Company”). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of multiple business units (including the corporate office) of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee.
Transfers from Other Plans
     During 2010, four defined contribution plans sponsored by certain business units of the Company with plan assets of approximately $32 million were merged into the Plan.
Participant Contributions
     Generally, all eligible employees can participate in the Plan, as of their date of hire, and may contribute from 1% to 25% of total compensation, as defined. Newly hired employees of the Company deemed to have elected to contribute 3% of their total compensation each pay period to the Plan. The contribution commences on or after the 60th day following the employee’s date of hire. An employee may opt out of the automatic enrollment before the 60th day or increase or decrease the percentage elected.
     A participant may elect to increase, decrease, suspend or resume contributions at any time with the election becoming effective as soon as administratively possible. The Internal Revenue Code (“IRC”) of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2010 to $16,500 for participants under 50 years of age and $22,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and net earnings thereon. See Note 3 for a discussion of the Company contribution and related vesting provisions of the Plan. Participants have the option of investing employee contributions in the L-3 Stock Fund, as well as other available investment options offered by the Master Trust.
     An employee who is automatically enrolled will have his or her pre-tax contributions invested in an investment fund designated by the Benefit Plan Committee as the qualified default investment alternative (“QDIA”). The QDIA for the Plan was the Fidelity Freedom Funds through December 7, 2010. Effective December 8, 2010, the QDIA for the Plan was changed to the Fidelity Freedom K Funds.
Participant Accounts
     Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s earnings (losses), and may be charged with certain administrative expenses. Allocations are based on participant net earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Master Trust Investments
     All employer contributions are initially invested in the L-3 Stock Fund, which invests in the common stock of L-3 Holdings and a money market fund. A participant may make an investment election to transfer employer contributions to other investment options.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
2. Summary of Significant Accounting Policies
Investment in Master Trust
     Investment assets of the Plan are maintained in the Master Trust administered by FMTC. The Plan participates in the Master Trust along with the Aviation Communications & Surveillance Systems 401(k) Plan, and these plans together are collectively referred to as the Participating Plans.
     The investment in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 4 for a list of the funds and the Plan’s investment in each fund as of December 31, 2010 and 2009). Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.
Valuation of Investments
     The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. The money market fund is valued at cost plus accrued interest, which approximates fair value.
     The L-3 Stock Fund is a unitized fund whose value is determined by its underlying assets consisting of shares of L-3 Holdings common stock and the Fidelity Institutional Money Market Fund, sufficient to meet the Fund’s daily cash requirements. The L-3 Stock Fund’s unit price is computed by the Trustee daily. Shares of L-3 Holdings common stock are valued at the last reported quoted market price of a share on the last trading day of the year.
     The Fidelity Managed Income Portfolio II — Class 3 (“MIP ”), a common/collective trust fund investment, is stated at fair value with the related adjustment to contract value for fully benefit-responsive investment contracts (see Basis of Accounting below). The beneficial interest in the net assets of the MIP is represented by units. The fair values of investments in the MIP are determined using Net Asset Value (NAV) provided by the administrator of the fund, which is determined daily. Issues and redemptions of units are recorded upon receipt of unit holder’s instructions based on the determined NAV per unit. See Note 6 for the valuation techniques used by FMTC to measure fair value of the MIP’s investment in fully benefit-responsive investment contracts.
Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.
     The Plan’s investments are stated at fair value. Refer to Note 5 for additional information and disclosure provided for the fair value of the Plan’s investments.
     Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through the MIP Fund. The Statements of Net Assets Available for Benefits include the MIP Fund at fair value. The portion of the MIP Fund’s related investment in fully benefit-responsive investment contracts is adjusted to contract value from fair value on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
New Accounting Standard Implemented
     In September 2010, the Financial Accounting Standards Board (FASB) issued an accounting standard for reporting loans to participants by defined contribution benefit plans. This standard requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This standard was effective for the Plan beginning with the fiscal year ending December 31, 2010 and applied retrospectively to all prior periods presented. This accounting standard did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.
Investment Transactions and Investment Income
     Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.
Forfeitures
     Participants vest in Company contributions in accordance with the provisions of their respective divisions and/or subsidiaries as described in Note 3. Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of vested balance, if earlier, and are used by the Company to reduce future Company contributions and to pay plan expenses. Forfeitures available were approximately $4,944,613 and $3,203,000 at December 31, 2010 and 2009, respectively.
Benefit Payments
     Benefit payments are recorded when paid.
Plan Expenses
     The Plan provides for the payment of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, from available forfeitures. Loan administration fees are charged to participants. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.
Risks and Uncertainties
     The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
3. Company Contributions and Vesting Provisions
     The Company generally provides matching contributions based on a percentage of the participant’s pre-tax and after-tax contributions up to a designated percentage of the participant’s compensation. Employees who attain age 50 in a plan year may make additional pre-tax contributions known as catch up contributions. Catch up contributions are matched at the same rate as regular pre-tax contributions. The Company’s matching contributions vary by division, union group and/or subsidiary but range from 0% to 8% of compensation. As of December 31, 2010, only one business unit had an 8% matching contribution, which has subsequently been reduced.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
     As a result of agreements made during acquisition or as the result of collective bargaining negotiations, a business unit may provide a supplemental or non-matching employer contribution to the Plan for participants. These amounts can be in addition to or in place of matching contributions and range from 0.5% to 8.1% of eligible compensation.
     One business unit provides a stepped up match for employees with service beyond a defined threshold and four business units provide an increased match for employees who were hired after the freeze of a pension plan sponsored by the business unit.
     All Company contributions are made in the L-3 Stock Fund. The exception to this is for employees of Engility Corporation, a wholly owned subsidiary of the Company, who are prohibited from investing in L-3 Stock. Certain collectively bargained arrangements require matching contributions to be made in cash rather than into the L-3 Stock Fund. With respect to contributions made in the L-3 Stock Fund, a participant has the right to transfer his or her employer contribution account balance into one or more of the available investment funds immediately after deposit to the account. With respect to contributions that are made in cash and not stock, a participant has the right to direct the investment of such employer contributions into one or more of the available investment funds.
     Vesting of Company contributions, matching, non-matching and supplemental, varies by division and/or subsidiary. A business unit selects a vesting schedule upon merger into the Plan. If a business unit has more than one type of company contributions, a different vesting schedule may apply to each. The vesting schedule may be changed in the future by amendment but not in a manner which reduces benefits accrued as of the date of the amendment. There are four different vesting schedules utilized in the Plan, which are: (1) immediate 100% vesting, (2) three-year graded vesting (25% after one year, 50% after two years, 100% after three years), (3) five-year graded vesting (20% vesting per year of service) and (4) three-year cliff vesting (0% before 3 years and 100% after 3 years).

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
4. Master Trust
     The fair value of the investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value at December 31, 2010 and 2009 are presented in the table below. The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009. The Plan’s percentage interest in the Master Trust was 99.4% at both December 31, 2010 and 2009.

	Master Trust		Plan’s Portion
Fund	2010	2009	2010	2009
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
American Funds Growth Fund of America — Class R6*	$161,146	$148,945	$160,523	$148,476
BlackRock High Yield Bond Portfolio.— BlackRock Shares *	54,155	18,860	53,719	18,764
Calamos Growth Fund — Institutional Class*	164,913	136,499	163,781	135,599
Davis New York Venture Fund, Inc.— Class Y*	107,958	98,246	107,591	97,935
Dodge & Cox Income Fund*	160,663	135,958	159,501	135,149
Dodge & Cox Stock Fund*	206,320	183,711	204,754	182,286
Fidelity Balanced Fund —Class K*	23,217	—	23,139	—
Fidelity Balanced Fund*	—	13,439	—	13,422
Fidelity Diversified International Fund —Class K*	215,256	—	214,029	—
Fidelity Diversified International Fund*	—	205,243	—	204,034
Fidelity Freedom K 2000 Fund*	14,029	—	13,988	—
Fidelity Freedom K 2005 Fund*	1,079	—	1,073	—
Fidelity Freedom K 2010 Fund*	94,681	—	94,435	—
Fidelity Freedom K 2015 Fund*	19,510	—	19,466	—
Fidelity Freedom K 2020 Fund*	153,798	—	152,885	—
Fidelity Freedom K 2025 Fund*	20,885	—	20,821	—
Fidelity Freedom K 2030 Fund*	105,646	—	104,472	—
Fidelity Freedom K 2035 Fund*	10,956	—	10,844	—
Fidelity Freedom K 2040 Fund*	23,562	—	23,437	—
Fidelity Freedom K 2045 Fund*	10,079	—	10,078	—
Fidelity Freedom K 2050 Fund*	15,074	—	15,006	—
Fidelity Freedom 2000 Fund*	—	13,499	—	13,465
Fidelity Freedom 2005 Fund*	—	784	—	778
Fidelity Freedom 2010 Fund*	—	91,461	—	91,252
Fidelity Freedom 2015 Fund*	—	9,609	—	9,574
Fidelity Freedom 2020 Fund*	—	130,926	—	130,012
Fidelity Freedom 2025 Fund*	—	8,623	—	8,568
Fidelity Freedom 2030 Fund*	—	82,164	—	81,443
Fidelity Freedom 2035 Fund*	—	4,491	—	4,470
Fidelity Freedom 2040 Fund*	—	15,258	—	15,169
Fidelity Freedom 2045 Fund*	—	3,794	—	3,793
Fidelity Freedom 2050 Fund*	—	8,854	—	8,813
Fidelity Ginnie Mae Fund*	112,228	107,576	111,732	106,894
Fidelity Magellan Fund —Class K*	157,418	—	156,391	—
Fidelity Magellan Fund*	—	145,240	—	144,356
Spartan U.S. Equity Index Fund — Advantage Class*	139,272	119,763	138,549	119,243
T. Rowe Price Small-Cap Stock Fund*	214,631	146,418	213,694	148,805
Victory Special Value Fund — Class I*	18,826	9,882	18,730	9,824
Vanguard Inflation — Protected Securities Fund— Investor Shares *	10,266	—	10,195	—

	$2,215,568	$1,839,243	$2,202,833	$1,829,124

Investments at Estimated Fair Value
L-3 Stock Fund	656,530	741,567	649,908	734,049
Fidelity Managed Income Portfolio II — Class 3**	620,050	608,781	616,925	606,027

	1,276,580	1,350,348	1,266,833	1,340,076

	$3,492,148	$3,189,591	$3,469,666	$3,169,200

*	Mutual Fund

**	Common/Collective Trust Fund

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
     The investment income of the Master Trust and the Plan’s portion of the investment income for the year ended December 31, 2010 is presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Investment Income:
Net appreciation in investments	$71,335	$71,678
Interest and dividend income	78,876	78,391

Net investment income	$150,211	$150,069

     Net appreciation in the fair value of investments in the Master Trust includes approximately $145,053,000 of net depreciation related to the L-3 Stock Fund and $216,388,000 of net appreciation related to mutual funds.
     Net appreciation in the fair value of the Plan’s investment consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the Participating Plans based upon the relationship of each Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.
5. Fair Value Measurements
     The Plan applies the accounting standards for fair value measurements to all of the Plan’s investments that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The three levels of the fair value hierarchy defined by the standard are described below.

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 assets include mutual funds, whose fair values are derived from quoted market prices.

Level 2:	Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan’s Level 2 assets include the L-3 Stock Fund and the MIP Fund. See Note 6 for the valuation techniques used by FMTC to measure the fair value of the MIP Fund’s investment in fully benefit-responsive investment contracts.

Level 3:	Pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
     Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2009.

	Fair Value Measurements Using Input Type
	2010				2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds	$2,202,833	$—	$—	$2,202,833	$1,829,124	$—	$—	$1,829,124
L-3 Stock Fund	—	649,908	—	649,908	—	734,049	—	734,049
Common/collective trust fund	—	616,925	—	616,925	—	606,027	—	606,027

Total investments measured at fair value	$2,202,833	$1,266,833	$—	$3,469,666	$1,829,124	$1,340,076	$—	$3,169,200

6. Benefit-Responsive Investment Contracts
     The Plan, through its Master Trust, holds investments in the MIP. All investment contracts held by the MIP are held directly between the MIP and the issuer of the contract and are nontransferable. The MIP is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund. FMTC seeks to minimize the exposure of the MIP to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.
     Wrap Contracts. Investments in wrap contracts are measured at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefits-responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.
     An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is effected directly between the portfolio and the issuer and may not be transferred without the consent of the issuer, 2) the issuer of the wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the portfolio to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the portfolio to transact at contract value with both the issuer and unitholders, and 5) the portfolio allows unitholders reasonable access to their funds. Investment contracts that do not meet the criteria for valuation at contract value will be valued at fair value as determined by the trustee.
     FMTC purchases wrap contracts for the MIP with the aim of maintaining the contract value of the MIP’s bond investments. In selecting wrap issuers, FMTC analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the MIP. The MIP may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. In addition, a wrap issuer may also require that the MIP invest entirely in cash or cash equivalents under certain conditions. Generally, as long as the MIP is in compliance with the conditions of its wrap contracts, it may buy and sell underlying assets without impacting the contract value of the underlying assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
     Wrap contracts accrue interest using a formula called the “crediting rate’’. Wrap contracts use the crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at a portfolio’s current yield to maturity for a period equal to a portfolio’s duration. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.
     The crediting rate, and hence a portfolio’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions. If the market value of underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and a portfolio’s return, and redemptions by existing unitholders will tend to increase the crediting rate and a portfolio’s return.
     Wrap contracts limit the ability of the MIP to transact at contract value upon the occurrence of certain events. These events include, but are not limited to, tax disqualification, certain MIP amendments if the issuers’ consent is not obtained, complete or partial termination of the MIP, any legal changes applicable to the plan that could have a material adverse effect on the portfolio’s cash flow, merger or consolidation of the MIP with another plan, exclusion of a previously eligible group, early retirement/ termination programs and transfer of assets from a portfolio to a competing option. In addition, the issuers of wrap contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.
     The average yield earned by the MIP for all fully benefit-responsive investment contracts for the years ended December 31, 2010 and 2009 was 2.25% and 2.74% respectively, based on actual earnings, and 1.82% and 1.53%, respectively, based on interest rate credited to participants.
7. Benefit Payments
     Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 70 1/2, at which time withdrawal is mandatory. A participant who terminates employment with a vested account balance of $1,000 or less shall receive an immediate payment of the vested account balance.
     A participant may withdraw after-tax contributions and rollovers at any time. A participant who has attained age 55 may withdraw his or her vested matching contribution and supplemental contribution. Also, a participant may withdraw pre-tax contributions before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.
8. Loans
     The Plan provides for loans to active participants. Generally, participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. The maximum term of a loan is 5 years, or 30 years if used to purchase a principal residence.
     Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are collateralized by the participant’s vested account balance.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
9. Accounting Standards Issued and Not Yet Implemented
     In May 2011, the FASB issued a revised accounting standard for fair value measurement and disclosure. The revisions clarify how to measure fair value and require additional disclosures as follows: 1) transfers between Level 1 and Level 2 of the fair value hierarchy, 2) the valuation process used and the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs, and 3) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the Statement of Net Assets Available for Benefits, but for which the fair value of such items is required to be disclosed. The revised accounting standard is effective for the Company beginning after December 15, 2011, and is not expected to have an impact on the Plan’s Net Assets Available for Benefits.
10. Tax Status
     The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 2008, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
     Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2006.
11. Related-Party Transactions
     Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $170,102 for the year ended December 31, 2010.
     The Plan’s proportionate interest in the L-3 Stock Fund includes 9,041,015 shares of L-3 Holdings’ common stock valued at $637,301,144 at December 31, 2010 and 8,300,047 shares of L-3 Holdings’ common stock valued at $721,689,000 at December 31, 2009. The Plan received dividends on the L-3 Stock Fund in the amount of $13,926,508 for the year ended December 31, 2010.
12. Termination Priorities
     Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs for the entire Plan, participants in the Plan will become 100% vested in Company contributions and the net assets attributable to the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA
13. Subsequent Event
     The Plan has evaluated subsequent events through June 21, 2011, the date the financial statements were available to be issued.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
14. Reconciliation of Financial Statements to Form 5500
     The following tables provide a reconciliation of net assets available for benefit per the financial statements and investment income per the financial statements to the Form 5500:

	December 31,
	2010	2009
	(in thousands)
Net assets available for benefits per the financial statements	$3,568,919	$3,271,540
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,092	(7,614)

Net assets available for benefits per the Form 5500	$3,575,011	$3,263,926

December 31,
2010
(in thousands)
Total investment income per the financial statements	$150,069
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,706

Total investment income per the Form 5500	$163,775

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(in thousands)

Description of Investment	Cost	Current Value
Participant loans*	—	$78,530

Total	—	$78,530

*	Consists of participant loans of with interest rates from 4.25% to 9.25% maturing through December 2040.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

L-3 Communications Master Savings Plan Registrant
Date: June 21, 2011	/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Authorized Signatory, L-3 Benefit Plan Committee